UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

EXCERPT OF ITEM (2) OF THE MINUTES OF THE 96th MEETING OF THE BOARD OF DIRECTORS,

HELD ON NOVEMBER 11, 2015.

As Secretary of the meeting of the Board of Directors, I hereby CERTIFY that item (2) of the Agenda included in the Minutes of the 96th Meeting of the Board of Directors of Oi S.A. held on November, 11, 2015, at 09:30 am, at Praia de Botafogo, No. 300, 11th floor, suite 1101, Botafogo, in the City and State of Rio de Janeiro, reads as follows:

“Moving on to Item (2) of the Agenda, with the presence of KPMG (Independent Audit) and Fiscal Council representatives, Mr. Flávio Guimarães presented the performance of the Company and its subsidiaries in the 3rd quarter of 2015 and important, pertinent aspects, answering questions raised by the Board Members, having been informed that publication is scheduled for 12 November 2015. Following the answers, the Board Members, exclusively, discussed matters concerning the corporation’s performance.”

All members of the Board of Directors were present and affixed their signatures: José Mauro Mettrau Carneiro da Cunha; Sergio Franklin Quintella; Luiz Antonio do Souto Gonçalves; Ricardo Malavazi Martins; Thomas Cornelius Azevedo Reichenheim; Rafael Luís Mora Funes; Francisco Ravara Cary; Luís Maria Viana Palha da Silva; André Cardoso de Menezes Navarro; Robin Anne Bienenstock e Marten Pieters.

Rio de Janeiro, November 11, 2015

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name: Flavio Nicolay Guimarães Title: Chief Financial Officer and Investor Relations Officer